Exhibit 99.1

SUPPORT AGREEMENT

between

PERU COPPER INC.

and

ALUMINUM CORPORATION OF CHINA

Dated as of June 10, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Singular, Plural, etc	11
1.3	Deemed Currency	11
1.4	Headings, etc	11
1.5	Date for any Action	11
1.6	Governing Law	11
1.7	Attornment	11
1.8	Accounting Matters	12
1.9	Incorporation of Schedules	12

ARTICLE 2 THE OFFER		12

2.1	The Offer	12
2.2	Conditions Precedent to Making of the Offer	14
2.3	Board of Directors Recommendation	15
2.4	Directors Circular.	16
2.5	Alternative Transaction and Superior Proposals	17
2.6	Company Support of the Offer	19
2.7	Outstanding Stock Options	19
2.8	Subsequent Acquisition Transaction	20

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE OFFEROR		20

3.1	Representations and Warranties	20
3.2	Survival of Representations and Warranties	20

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		21

4.1	Representations and Warranties.	21
4.2	Survival of Representations and Warranties	21

ARTICLE 5 CONDUCT OF BUSINESS		21

5.1	Conduct of Business by the Company	21

ARTICLE 6 COVENANTS OF THE COMPANY AND THE OFFEROR		26

6.1	Notice of Material Change	26
6.2	Shareholder Claims	27
6.3	Non-Completion Fee	27
6.4	Non-Solicitation	28
6.5	Board of Directors of the Company	29
6.6	Pre-Acquisition Reorganization	30
6.7	Accuracy of Representations	30

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6.8	Directors’ and Officers’ Insurance	30

ARTICLE 7 MUTUAL COVENANTS	31

7.1	Additional Agreements and Filings	31
7.2	Regulatory Approvals	31
7.3	Access to Information	32
7.4	Required Securities Law Approvals	32

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER	32

8.1	Termination	32
8.2	Effect of Termination	34
8.3	Amendment	34
8.4	Waiver	34

ARTICLE 9 PRIVATE PLACEMENT	35

9.1	Subscription	35
9.2	Representations, Warranties, Covenants and Acknowledgements of the Offeror.	35
9.3	Representations and Warranties of the Company	39
9.4	Survival of Representations	39
9.5	Covenants of the Company	40
9.6	Closing	40
9.7	Payment of Subscription Price	40
9.8	Use of Proceeds	41

ARTICLE 10 GENERAL PROVISIONS	41

10.1	Disclosure	41
10.2	Notification of Certain Matters	41
10.3	Confidentiality	41
10.4	Replacement Transaction	42
10.5	Remedies	42
10.6	Notices	42
10.7	Entire Agreement	43
10.8	Enurement	43
10.9	Third Parties	43
10.10	Assignment	43
10.11	Expenses	44
10.12	Severability	44
10.13	Counterpart Execution	44

SCHEDULE 2.1(a)	Conditions of the Offer
SCHEDULE 2.1(b)	–	Joint Announcement
SCHEDULE 3	–	Representations and Warranties of the Offeror

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SCHEDULE 4	–	Representations and Warranties of the Company

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SUPPORT AGREEMENT

THIS AGREEMENT made as of the 10th day of June, 2007

BETWEEN:

ALUMINUM CORPORATION OF CHINA, a corporation
incorporated under the laws of the People’s Republic of China

AND:

PERU COPPER INC., a corporation incorporated under the
federal laws of Canada
(the “Company”).

WHEREAS:

A.                                   The Offeror desires to acquire directly or indirectly all of the outstanding common shares of the Company (the “Shares”), including all Shares issuable on the exercise of the outstanding stock options (the “Options”) granted pursuant to the Company’s Stock Option Plan prior to the date hereof, and is prepared to make an offer by way of take-over bid to the shareholders of the Company to acquire such Shares;

B.                                     Contemporaneously herewith, the Offeror has entered into agreements (the “Lock-Up Agreements”) with the Locked-up Shareholders pursuant to which, among other things, each of the Locked-up Shareholders has agreed to irrevocably tender the Shares held or hereafter acquired by them (or that they are now entitled to acquire) and to support the Offer; and

C.                                     The board of directors of the Company (the “Board of Directors”), after receiving the recommendation of its Special Committee and consulting with its financial and outside legal advisors, has unanimously determined that it would be advisable and in the best interests of the Company for the Board of Directors to support the Offer and to recommend acceptance of the Offer to holders of Shares (the “Shareholders”), all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                              Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth below.

(a)                                  “Affiliate” has the meaning ascribed to that term in the CBCA.

(b)                                 “Agreement,” “this Agreement,” “herein,” “hereto,” and “hereof” and similar expressions refer to this Agreement as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules to this Agreement.

(c)                                  “Alternative Transaction” means: (i) any acquisition, merger, arrangement, amalgamation, share exchange, take-over bid, business combination, reorganization, recapitalization, consolidation, issuer bid, liquidation, dissolution or winding-up in respect of or involving, directly or indirectly, the Company or any of its Subsidiaries (other than in conjunction with a Pre-Acquisition Reorganization); (ii) any sale, acquisition, license, strategic alliance, joint venture, farm-in, earn-in, lease, supply agreement or other arrangement of or involving a material amount of assets of the Company or any of its Subsidiaries; (iii) any transaction agreed to by the Company that would result in any Person acquiring any securities of any of the Subsidiaries of the Company or 20% or more of the outstanding voting securities or other equity interests of the Company or any securities of the Subsidiaries of the Company; (iv) any similar business combination or transaction of or involving the Company or any of its Subsidiaries, other than with the Offeror or its Affiliates; or (v) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing with or from any Person, other than the Offeror or its Affiliates.

(d)                                 “AMEX” means the American Stock Exchange.

(e)                                  “Austria-Duvaz Agreements” means the Master Agreement dated March 16, 2006 as amended on October 13, 2006 and the Transfer Option Agreement dated October 13, 2006 between Minera Peru Copper S.A. and Sociedad Minera Austria Duvaz S.A.C. and the Share Purchase Agreement and the Royalty Agreement between the Class A shareholders of Sociedad Minera Centenario S.A.C. and Minera Peru Copper S.A. both dated October 13, 2006.

(f)                                    “Benefit Plans” means all plans, arrangements, agreements, programs, policies and practices or undertakings pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise on behalf of, any Employees, former Employees, directors or officers, or any spouses, dependants, survivors or beneficiaries thereof, or under which the Company or any of its Subsidiaries has or will have a liability or contingent liability in respect of such payments or benefits, excluding statutory benefit plans to which the Company or a Subsidiary are required to participate in or comply with plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation.

(g)                                 “Bid Circular” has the meaning set forth in Section 2.1(d).

(h)                                 “Board of Directors” means the directors of the Company.

(i)                                     “Business Day” means any day excepting a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or Toronto, Ontario, except for the purpose of Section 10.6, in which case a Business Day means any day excepting a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Toronto, Ontario or the People’s Republic of China.

(j)                                     “Canadian GAAP” means Canadian generally accepted accounting principles, including those set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, applied on a consistent basis.

(k)                                “Canadian Tax Act” means the Income Tax Act (Canada), as the same has been and may hereafter from time to time be amended.

(1)                                  “CBCA” means the Canada Business Corporations Act as the same has been and may hereafter from time to time be amended. .

(m)                               “Claims” includes claims, demands, complaints, grievances, actions, applications, suits, causes of action, orders, charges, indictments, prosecutions, information or other similar processes, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.

(n)                                 “Company” means Peru Copper Inc., a corporation incorporated under the CBCA.

(o)                                 “Company Disclosure Letter” means the letter dated the date of this Agreement from the Company delivered to the Offeror concurrently with execution and delivery of this Agreement.

(p)                                 “Company Governing Documents” means the articles of incorporation and by-laws of the Company and, where applicable, the certificates, articles and by-laws of its Subsidiaries.

(q)                                 “Company Reports” has the meaning set forth in Section 6(a) of Schedule 4.

(r)                                    “Company’s Representatives” has the meaning set forth in section 2.5(a).

(s)                                  “Competition Act” means the Competition Act (Canada), as the same has been and may hereafter from time to time be amended.

(t)                                    “Compulsory Acquisition” has the meaning set forth in section 2.8.

(u)                                 “CONASEV” means the Comision National Supervisora de Empresas y Valores, the securities commission in Peru.

(v)                                 “Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which the Company or its Subsidiaries owns or has a right or option to acquire or use, all as indicated in the map and list set out in the Company Disclosure Letter.

(w)                               “Contract” means any contract, agreement, commitment, undertaking, lease, licence, note, bond, mortgage, indenture, loan or deed of trust, whether or not in writing.

(x)                                   “Corona Option Agreements” means the Transfer Option Agreement and Option Assignment Agreement entered into by Sociedad Minera Corona and Minera Peru Copper S.A. both dated November 19, 2003, subsequently transferred by Sociedad Minera Corona to Compania Minera Argentum S.A,.

(y)                                 “Data Room Information” means the documents listed in the index attached to the Company Disclosure Letter.

(z)                                   “Diluted Basis” means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all outstanding Options and other rights to purchase Shares are exercised including, for the purposes of this calculation, all Shares issuable upon the exercise of the Options whether vested or unvested.

(aa)                            “Directors’ Circular” has the meaning set forth in Section 2.2(g).

(bb)                          “Effective Time” means the time that the Offeror shall have taken-up, acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer.

(cc)                            “Employees” means all Persons employed or retained by the Company or any of its Subsidiaries on a full-time, part-time or temporary basis including, without limitation, all members of the Board of Directors, officers, Persons on disability leave, parental leave or other absence from work and shall for the purposes hereof be deemed to include all independent contractors and consultants retained to provide services to the Company or its Subsidiaries.

(dd)                          “Encumbrances” means any pledge, lien, priority, security interest, lease, license, title retention agreement, restriction, easement, right-of-way, right of first refusal, title defect, option, adverse claim or encumbrance of any kind or character whatsoever.

(ee)                            “Environmental Laws” has the meaning set forth in Section 30(a) of Schedule 4.

(ff)                                “Expiry Time” has the meaning set forth in Section 2.1(b). For greater certainty, the definition of Expiry Time shall include the Initial Expiry Time.

(gg)                          “Fairness Opinion” means the written opinion of the Financial Advisor, to be referenced in and appended to the Directors’ Circular, to the effect that the Offer is fair from a financial point of view to the Shareholders.

(hh)                          “Financial Advisor” means UBS Investment Bank, the Financial Advisor to the Company.

(ii)                                  “Financial Statements” means the audited consolidated financial statements of the Company and its Subsidiaries for the financial years ended as at December 31, 2006, December 31, 2005 and December 31, 2004, and the unaudited consolidated financial statements of the Company and its Subsidiaries for the three months ended and as at March 31, 2007 including, without limitation, the notes thereto, in each case in the form in which the Company filed them under applicable laws.

(jj)                                  “Government Authority” means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, council, board, bureau or agent, domestic or foreign; (ii) any subdivision agent, commission, commissioner, board or authority of any of the foregoing; (iii) any self-regulatory authority, including the TSX, AMEX and the Lima Stock Exchange; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

(kk)                            “Initial Expiry Time” has the meaning set forth in Section 2.1(b).

(ll)                                  “Interested Person” has the meaning set forth in Section 23 of Schedule 4.

(mm)                      “Investment Canada Act” means the Investment Canada Act (Canada), as the same has been and may hereafter from time to time be amended.

(nn)                          “Investment Company Act” means the US Investment Company Act of 1940, as the same has been and may hereafter from time to time be amended.

(oo)                          “Latest Mailing Time” has the meaning set forth in Section 2.1(d).

(pp)                          “Lands” means all interests in real property, including licenses, leases, rights of way, surface rights, easements or other real property interests (but excluding the Concessions) which the Company or its Subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in the map and list set out in the Company Disclosure Letter.

(qq)                          “Laws” means all laws (including common law), theatres, conventions, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, injunctions, notes, certificates or other requirements, whether domestic or foreign, supranational, national, provincial, state, municipal or local and the terms and conditions of any grant of approval, permission authority or license of any Government Authority and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person, or Persons or its or their business, undertaking, property or securities.

(rr)                                “Lock-Up Agreements” has the meaning set forth in the recitals to this Agreement.

(ss)                            “Locked-up Shareholders” means, among others, David Lowell, Catherine McLeod-Seltzer, Sunbeam Opportunities Ltd., Campania Holding, Inc., Tangent International Ltd., David DeWitt, Charles Preble, George Ireland, Gerald Wolfe, John Fairchild, Carl Renzoni, Thomas O’Neil, Eric Peitz, Thomas White, Paul Stein, Patrick DeWitt, which includes all of the directors of the Company

(tt)                                “Material Adverse Change” means any change, effect, event, development or occurrence (whether absolute, accrued, conditional, or contingent) which is, or could reasonably be expected to be, material and adverse to the business, operations, properties, results of operations, assets, liabilities, obligations, condition (financial or otherwise), capitalization, prospects, claims, rights or privileges (whether contractual or otherwise) of the Company (on a consolidated basis), other than a change, effect, event, development or occurrence: (i) relating to political, economic or financial conditions in general; (ii) relating to the state of securities or currency exchange markets in general; (iii) relating to the industry in which the Company and its Subsidiaries operate and not to the Company or its Subsidiaries in any specific manner; (iv) relating to a change in the market trading price of the Shares either: (A) related to this Agreement and the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change under clauses (i), (ii), (iii), (iv), (v) or (vi) hereof; (v) relating to any of the principal markets served by the Company’s business general or shortages or price changes with respect to raw materials, metals or other products (including but not limited to copper) used or sold by the company; (vi) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against the Company or any of its Subsidiaries) or in applicable generally accepted accounting principles; (vii)

relating to the rates of exchange between the Canadian Dollar and the US Dollar and the exceptions in clauses (i), (ii), (iii), (v) and (vi) only apply where such change, effect, event, development or occurrence does not primarily relate only to the Company and its Subsidiaries and has not and is not reasonably expected to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other persons in the industry in which the Company and its Subsidiaries operate.

(uu)                          “Material Contract” means a Contract material for the business or the assets or the equity value of the Company and its Subsidiaries, taken as a whole, including without limitation each Contract identified in the Company Disclosure Letter as a material Contract and the Toromocho Option Agreement, the Corona Option Agreements and the Austria-Duvaz Agreements.

(vv)                          “Minimum Condition” means the condition set forth in paragraph (a) of Schedule 2.1(a).

(ww)                      “Minimum Required Shares” means at least that number of the outstanding Shares required pursuant to the Minimum Condition unless the Offeror shall have waived the Minimum Condition in compliance with Section 2.1 (f), in which case “Minimum Required Shares” means that number of the outstanding Shares which the Offeror takes up on the Take-up Date.

(xx)                              “Non-Completion Fee” has the meaning set forth in Section 6.3(a).

(yy)                          “Offer” has the meaning set forth in Section 2.1(a).

(zz)                              “Offer Consideration” has the meaning set forth in Section 2.1(a).

(aaa)                      “Offer Deadline” has the meaning set forth in Section 8.1(b).

(bbb)                   “Offeror” means the Aluminum Corporation of China, together with its permitted assigns pursuant to this Agreement.

(ccc)                      “Officer Obligations” means the obligations or liabilities of the Company or any of its Subsidiaries to its directors, Senior Executives, Employees and consultants for severance or termination payments in connection with the termination of their employment or service upon a change of control of the Company pursuant to any written employment agreements or otherwise, as set out in the Company Disclosure Letter.

(ddd)                   “Options” has the meaning set forth in the recitals to this Agreement.

(eee)                      “Peasant Communities” has the meaning set forth in Section 28(a) of Schedule 4.

(fff)                            “Permit” means any licence, permit, franchise, certificate, approval, right or similar authorization of or issued by any Government Authority and held by the

Company or any of its Subsidiaries, including any federal, provincial or state licence.

(ggg)      “Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.

(hhh)      “Peruvian Securities Laws” means any applicable securities laws, rules, regulations and published policies in Peru and the applicable rules of the Lima Stock Exchange.

(iii)          “Peruvian Tax Law” means any applicable tax laws in force in Peru.

(jjj)          “PRC Approval” means any filings with, applications to or consents or approvals from any Government Authority within the People’s Republic of China, including but not limited to the Ministry of Commerce, the Ministry of Land and Resources, the National Development Reform Committee, the State Administration for Foreign Exchange, the State-owned Assets Supervision and Administration Commission, and any other related entities,

(kkk)       “Pre-Acquisition Reorganization” has the meaning set forth in Section 6.6.

(lll)          “Proposed Agreement” has the meaning set forth in Section 2.5(b).

(mmm)    “Rights Plan” means any shareholders rights plan, “poison pill” or other take-over bid defence mechanism.

(nnn)      “Schedule 14D-9” means the Schedule 14D-9 required to be filed by the Company in connection with the Offer pursuant to the US Exchange Act.

(ooo)      “Securities Authorities” means the TSX, AMEX, the Lima Stock Exchange and the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof, the United States Securities and Exchange Commission, the CONASEV in Peru and any applicable state securities regulatory authorities and any similar foreign authorities having jurisdiction over the Company or its Subsidiaries,

(ppp)      “Securities Laws” means the securities laws, rules, regulations and published policies and national instruments of each of the provinces and territories of Canada and applicable federal and state securities laws of the United States and the rules of the TSX and AMEX.

(qqq)      “Senior Executives” means the senior executives of the Company identified as such in the Company Disclosure Letter.

(rrr)         “Shares” has the meaning set forth in the recitals to this Agreement.

(sss)       “Shareholders” has the meaning set forth in the recitals to this Agreement.

(ttt)         “Special Committee” means the special committee formed by the Board of Directors, among other things, to consider and deal with the Offer.

(uuu)      “Stock Exchange” means the TSX, AMEX and the Lima Stock Exchange.

(wv)        “Stock Option Plan” means the Company’s Share Option Plan, effective date February 24, 2004, as amended.

(www)    “Subscription Closing Date” has the meaning set forth in Section 9.6 of this Agreement.

(xxx)        “Subscription Price” has the meaning set forth in section 9.1 of this Agreement.

(yyy)      “Subscription Shares” has the meaning set forth in section 9.1 of this Agreement.

(zzz)        “Subsequent Acquisition Transaction” has the meaning set forth in Section 2.8.

(aaaa)     “Subsidiary” has the meaning set forth in the CBCA.

(bbbb)    “Superior Proposal” means any bona fide unsolicited written proposal to the Company or its shareholders (in respect of which the Company has been notified) for an Alternative Transaction (i) which, in the opinion of the Board of Directors, acting reasonably, and in good faith and after receiving the advice of its Financial Advisor and outside legal advisors, constitutes a commercially feasible transaction taking into account all legal, financial, regulatory and other aspects of such proposal and the party making the proposal, (ii) which is not subject to any financing condition and for which adequate financial arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for the Shares or otherwise complete such transaction, (iii) which is not subject to any due diligence and/or access condition, (iv) which did not result from a breach of Section 6.4, (v) which could be carried out or completed without undue delay and within a time frame that is reasonable in the circumstances, (vi) which if consummated, would result in the Shareholders receiving a greater cash consideration per Share than contemplated by the Offer or, in the case of an Alternative Transaction including consideration other than cash, which, based on advice of the Financial Advisor, would result in a transaction more favourable to the Shareholders from a financial point of view than the Offer, (vii) in respect of which the Board of Directors determines in good faith (after receipt of advice from the Financial Advisor and its outside legal counsel) that failure to recommend such Alternative Transaction would be inconsistent with the fiduciary duties of the directors.

(cccc)                “Take-up Date” means the date that the Offeror first takes up and acquires Shares pursuant to the Offer and, in the event the Offer is extended, any subsequent date on which the Offeror takes up and acquires Shares pursuant to the Offer.

(dddd)            “Tax Acts” means Canadian Tax Act and Peruvian Tax Law.

(eeee)                “Tax Returns” means all returns, reports, declarations, elections, notices, filings, information returns and statements, including all amendments, schedules, attachments or supplements thereto, and whether in tangible, electronic or other form, filed or required to be filed in respect of Taxes or under the Tax Acts.

(ffff)                        “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Government Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Government Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping duties, all license, franchise and registration fees and all employment insurance, health insurance and other government pension plan premiums or contributions.

(gggg)            “Toromocho Option Agreement” means the Transfer Option Agreement of Mining Concessions entered into by and between Empresa Minera Del Centro Del Peru S.A. and Minera Peru Copper Syndicate S.A. (predecessor name to Minera Peru Copper S.A.) dated June 11, 2003, as amended according to public dates dated November 12, 2003, August 26, 2004 and June 23, 2006 and as subsequently assigned by Empresa Minera del Centro del Peru S.A. to Activo Mincros S.A.C on December 15, 2006.

(hhhh)            “Toromocho Project” means a porphyry copper, potentially open pittable, mineral deposit situated in the Morococha district in central Peru, including the associated mining concessions, rights of use, easements, buildings, water licenses, existing technical information and all other assets that are the subject of the Toromocho Option Agreement.

(iiii)                            “TSX” means the Toronto Stock Exchange.

(jjjj)                            “US Exchange Act” means the US Securities US Exchange Act of 1934, as the same has been and may hereafter from time to time be amended.

(kkkk)                “US Securities Act” means the US Securities Act of 1933, as the same has been and may hereafter from time to time be amended.

1.2                               Singular, Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neutral genders. Unless the context otherwise requires, any reference to a “party” herein is a reference to a party hereto. Any references to “including” or “includes” means “including (or includes) without limitation”.

1.3                               Deemed Currency

Unless otherwise expressly stated, all references to dollars, “$” or currency herein shall mean Canadian currency.

1.4                               Headings, etc.

The division of this Agreement into Articles, Sections and Schedules, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5                               Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                               Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction.

1.7                               Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of British Columbia and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of the Company required to be made in a manner consistent with Canadian GAAP, as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants, and past practice.

1.9                               Incorporation of Schedules

Each of the Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule 2.1(a)	-	Conditions to the Offer
Schedule 2.1(b)	-	Joint Announcement
Schedule 3	-	Representations and Warranties of the Offeror
Schedule 4	-	Representations and Warranties of the Company

ARTICLE 2
THE OFFER

2.1                               The Offer

(a)                                  Subject to the terms and conditions hereof, the Offeror agrees to make a take-over bid by way of a formal take-over bid circular to acquire all the issued and outstanding Shares (other than those owned directly or indirectly by the Offeror), including Shares issuable upon exercise of any Options outstanding on the date hereof, at a price per Share (the “Offer Consideration”) of $6.60 in cash (the “Offer”). The Offer shall only be subject to the conditions set forth in Schedule 2.1(a) hereto. The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, subject to section 2.1(f) hereof, removing or waiving any condition or extending the date by which Shares may be deposited The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(b)                                 The Offeror and the Company shall promptly after the execution of this Agreement make a joint public announcement of the Offeror’s intention to make the Offer and the Company’s support for such Offer, such announcement to be substantially in the form as attached as Schedule 2.1(b). The Offer shall be made to the Shareholders in accordance with applicable Securities Laws, and if applicable and required, Peruvian Securities Laws and shall be open for acceptance until a time or times that is not earlier than 5:00 p.m. (Vancouver time) on the 36th day after the date the Bid Circular is mailed to the Shareholders (the time at which the Offer initially expires being referred to herein as the “Initial Expiry Time”), subject to the right of the Offeror, in its sole discretion, to extend, or further extend, the period during which Shares may be deposited under the Offer (the time at which the Offer, as it may be extended, expires being referred to herein as the “Expiry Time”).

(c)                                  The Offeror and the Company will make all required filings in Canada and the United States under the Securities Laws (and if applicable and required, Peruvian Securities Laws) with respect to the Offer and any solicitation/recommendation statement and all such subsequent filings as may be required under the Securities Laws. Each of the Offeror and the Company agree to promptly correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Securities Laws.

(d)                                 The Offeror shall mail the Offer and accompanying take-over bid circular in both French and English (such circular, together with the Offer and any documents required to be sent along with or as part of the Offer, being referred to as the “Bid Circular”) prepared in accordance with applicable Securities Laws and if applicable and required, Peruvian Securities Laws, and mailed to each registered Shareholder as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Vancouver time) on June 22,2007 (such time on such date being referred to herein as the “Latest Mailing Time”). However, if the mailing of the Bid Circular is delayed by reason of: (i) an injunction or order made by a court or regulatory authority of competent jurisdiction; (ii) the Offeror not having obtained any regulatory waiver, ruling or order which is necessary to permit the Offeror to make the Offer, (iii) the failure of the Company to provide the Offeror with a list of Shareholders as contemplated in Section 2.6; or (iv) the Company has not provided to the Offeror the Directors’ Circular in accordance with Section 2.4 as well as any information pertaining to the Company and its Subsidiaries that is necessary for the completion of the Bid Circular by the Offeror, or not having provided the Offeror with such other assistance in the preparation of the Bid Circular as may be reasonably requested by the Offeror in order that the Bid Circular comply in all material respects with applicable Securities Laws, then, provided that such injunction or order is being contested or appealed, or such regulatory waiver, ruling or order is being actively sought, as applicable, then the Latest Mailing Time shall be extended for a period ending on the 5th Business Day following the date on which such injunction or order ceases to be in effect or such waiver, ruling or order is obtained, or such list of Shareholders or Directors Circular or information is provided, as applicable. The Offeror shall provide the Company and its advisors with a draft copy of the Bid Circular to be mailed to Shareholders prior to its printing on a confidential basis and shall provide the Company and its advisors with a reasonable opportunity to review and provide any comments thereon, it being understood however that whether or not such comments are applicable will be determined by the Offeror, acting reasonably, as the contents of the Bid Circular are the responsibility of the Offeror.

(e)                                  The Company acknowledges and agrees that, subject to section 2.1(f) the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer,

provided however, that the Offeror shall not, without the prior written consent of the Company: (i) increase the Minimum Condition described in paragraph (a) of Schedule 2.1(a) hereto; (ii) decrease the consideration per Share; (in) change the form of consideration payable under the Offer (other than to increase the total consideration and/or add additional consideration or consideration alternatives); (iv) decrease the number of Shares in respect of which the Offer is made; or (v) impose additional conditions to the Offer or otherwise materially vary the Offer (or any terms or conditions thereof), in either case, in a manner which is materially adverse to Shareholders.

(f)                                The Offeror may not decrease (including by waiver thereof) the Minimum Condition to less than 50.01% of the Shares then outstanding (calculated on a fully-diluted basis) without the prior written consent of the Company.

(g)                             The Offeror agrees that, provided all of the conditions to the Offer set out in Schedule 2.1(a) shall have been satisfied or waived (subject to Section 2.1(f)), the Offeror shall within the time periods required by applicable Laws take up and pay for all the Shares validly tendered (and not withdrawn) under the Offer as soon as reasonably possible following the time at which it becomes entitled to take up such Shares under the Offer pursuant to applicable Laws.

2.2          Conditions Precedent to Making of the Offer

The obligation of the Offeror to make the Offer to Shareholders is conditional on the prior satisfaction of the following conditions (which are for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement or otherwise):

(a)                                  this Agreement shall not have been terminated;

(b)                                 the Company shall not be in breach in any material respect of any of its covenants or agreements contained herein;

(c)                                  all representations and warranties of the Company contained herein:

(i)            that are qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all respects at the time of the making of the Offer; and

(ii)           that are not qualified by a reference to a Material Adverse Change or materiality shall be true and correct in all material respects at the time of the making of the Offer;

(d)                                 no Material Adverse Change shall have occurred;

(e)                                  no circumstance, fact, change, event or occurrence shall exist or have occurred (other than a change, event, effect or circumstance or occurrence caused by the Offeror, any Subsidiary of the Offeror or any person acting jointly and in concert with the Offeror) that would render it impossible or impractical for one or more of the conditions of the Offer as set out in Schedule 2.1(a) hereto to be satisfied;

(f)                                    the Offeror shall have received from all applicable Securities Authorities or other Government Authorities all such waivers, rulings, consent, approvals or orders (excluding PRC Approval) and on such terms as it deems necessary for the making of the Offer and the mailing of the Bid Circular to the Shareholders or the Offeror shall have received assurances satisfactory to the Offeror, acting reasonably, that such waivers, rulings, consent, approvals or orders will be obtained before the Expiry Time;

(g)                                 the Offeror having been advised that the Board of Directors, after receiving the recommendation of its Special Committee and consulting with its Financial Advisor and outside legal advisors, shall have unanimously determined that the Offer is fair from a financial point of view to all Shareholders and that the Offer is in the best interest of the Company and accordingly, unanimously approved the entering of the Agreement and recommended that the Shareholders accept the Offer, the Board of Directors shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to the Offeror, and the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to the Offeror at an address in Canada specified by the Offeror for mailing with the Bid Circular, following the filing by the Offeror of a Schedule TO under the US Exchange Act and the filing of the Schedule 14D-9 by the Company, a sufficient quantity of commercial copies of the directors’ circular in both the English and French languages (the “Directors’ Circular”) which contains such recommendation and a copy of the Fairness Opinion pursuant to Section 2.3;

(h)                                 the Company shall have provided the various lists contemplated under Section 2.6 to the Offeror pursuant to such section;

(i)            the Board of Directors shall have passed and not revoked a resolution suspending the grant of further Options under the Stock Option Plans or any other similar plans;

(j)            the Lock-Up Agreements shall have been duly executed and delivered by each Locked-up Shareholder and shall not have been breached or terminated; and

(k)           no cease trade order, injunction or other prohibition at Law shall exist against the Offeror making the Offer, or taking up or paying for the Shares deposited under the Offer.

2.3          Board of Directors Recommendation

The Company hereby represents and warrants to and in favour of the Offeror that:

(a)                                  the Financial Advisor retained by the Company has delivered an oral opinion to the Special Committee and the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to Shareholders (other than the Offeror); and

(b)                                 the Board of Directors, after receiving the recommendation of its Special Committee and consulting with the Financial Advisor and its outside legal advisors, has unanimously resolved: (i) that the Offer and this Agreement are fair to the Shareholders and in the best interests of Shareholders and the Company, (ii) to approve this Agreement, and (iii) to unanimously recommend acceptance of the Offer by the Shareholders; and

(c)                                  all of the directors of the Company have advised the Offeror that they agree to support the Offer and intend to tender to the Offer all of their Shares, including any Shares issued upon the exercise of all Options held by them and the joint announcement to be issued announcing the intention of the Offeror to make the Offer may so state and that references to such support may be made in the Bid Circular and other documents in connection with the Offer.

2.4          Directors Circular

The Company shall prepare the Directors’ Circular and Schedule 14D-9 (in the case of the Directors’ Circular, in both French and English) and in accordance with applicable Securities Laws. The Directors’ Circular and Schedule 14D-9 will set forth (among other things) the recommendation of the Board of Directors as described above and include a copy of the Fairness Opinion. The Company shall provide the Offeror with a draft copy of the Directors’ Circular and Schedule 14D-9 to be mailed to Shareholders prior to its printing, or filing, as applicable, on a confidential basis, and shall provide the Offeror with a reasonable opportunity to review and provide any comments thereon, it being understood however that whether or not such comments are applicable will be determined by the Company as the contents of the Directors’ Circular and Schedule 14D-9 is the responsibility of the Company. The Directors’ Circular and Schedule 14D-9 will be filed by the Company with the regulatory authorities and contemporaneously with the Bid Circular and the Company shall deliver to the Offeror (or as it directs) sufficient commercial copies of the Directors’ Circular for mailing to Shareholders contemporaneously and together with the Bid Circular. The Directors’ Circular and Schedule 14D-9 shall also comply with the applicable rules governing the recommendation or solicitation by the subject company and others set forth in Rule 14d-9 and Rule 14e-2 promulgated under the US Exchange Act. The Company agrees promptly to correct the Directors’ Circular and Schedule 14D-9 if and to the extent that it shall become false and misleading and to supplement the information contained therein to include any information that shall become necessary, in order to make the statements therein not misleading, in light of the circumstances under which they were made and the Company shall take all steps necessary to cause the Directors’ Circular and Schedule 14D-9 as so corrected or supplemented, to be filed with all applicable regulatory authorities and disseminated to the Shareholders, to the extent required by any applicable Laws.

2.5          Alternative Transaction and Superior Proposals

Notwithstanding other provisions of this Agreement:

(a)                                  upon receipt by the Company, any member of the Board of Directors, Senior Executive or the Financial Advisor or any other member of the Company’s advisory committee, director, officer, agent or representative of the Company or any of its Subsidiaries (together “Company’s Representatives”) of (i) any notice, proposal or other communication or inquiry regarding, or which could lead to, an Alternative Transaction or any amendments thereto, or (ii) any request for non-public information relating to or access to the properties, books or records of the Company or any of its Subsidiaries in connection with an Alternative Transaction, the Company shall advise the Offeror thereof forthwith orally and as soon as practicable, but in any event, no later than 24 hours thereafter, provide written notice to the Offeror that such notice, proposal, request, offer or communication regarding an Alternative Transaction has been received by, or offered or made identifying the Person making such notice, proposal, request, offer or communication and the terms and conditions thereof. The written notice to the Offeror shall include a copy of any written notice, proposal, request, offer or communication, in whatever form received. The Company shall also provide such other details of the proposed notice, proposal, request, offer, communication or any amendment to the foregoing as the Offeror may reasonably request. The Company shall keep the Offeror fully informed on a timely basis of the status, including any change to the material terms, of any such Alternative Transaction, any further notice, proposal, request, offer or communications in respect thereof, including copies of any further or other documents relating to such Alternative Transaction forthwith upon receipt thereof, or the termination of such notice, proposal, request, offer or communication;

(b)                                 the Company agrees that it will not accept, approve or recommend, nor enter into any agreement (a “Proposed Agreement”), with any Person relating to any Alternative Transaction or withdraw, modify or change any recommendation regarding the Offer unless: (i) the Alternative Transaction constitutes a Superior Proposal; (ii) the Company has complied with Sections 2.5(a) through 2.5(g) inclusive; (iv) five (5) Business Days shall have elapsed from the later of: (A) the date the Offeror received notice of the Company’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal; and (B) the date the Offeror received a copy of such proposal relating to the Alternative Transaction, together with all documentation related to and detailing the Superior Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with Section 2.5(c), the Board of Directors (after receiving advice from the Financial Advisor and its outside legal counsel) shall have determined in good faith that the Alternative Transaction is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Offeror; (v) the Company concurrently terminates this Agreement pursuant to Section 8.1(f) or 8.1(g); and (vi) the Company has concurrently paid to Offeror the Non-Completion Fee;

(c)                                  if the Board of Directors believes that the Alternative Transaction constitutes a Superior Proposal, the Company shall give the Offeror at least five (5) Business Days advance notice of any action to be taken by the Board of Directors to withdraw, modify or change any recommendation regarding the Offer or to accept, approve, recommend or enter into an agreement relating to such Superior Proposal or publicly propose to do any of the foregoing and shall negotiate in good faith with the Offeror to make such adjustments to the terms and conditions of this Agreement and the Offer as would enable the Offeror to proceed with the Offer, as amended. Any such adjustments (if any) shall be in the discretion of the Offeror at such time. The Board of Directors shall review any proposal by the Offeror to amend the terms of its Offer in order to determine, in good faith in the exercise of its fiduciary duties (after receiving the advice of its Financial Advisor and outside legal advisors), whether the Offeror’s proposal to amend the Offer would result in the Alternative Transaction not being a Superior Proposal. In the event that the Board of Directors or any committee thereof withdraws, modifies or changes its recommendation in favour of the Offeror or the Board of Directors or any committee thereof approves or recommends acceptance of an Alternative Transaction, the Company shall forthwith notify the Offeror orally to be followed by a written notice within 24 hours;

(d)                                 if any Alternative Transaction is publicly announced or made by a party other than the Offeror and (i) the Board of Directors determines it is not a Superior Proposal; or (ii) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Alternative Transaction not being a Superior Proposal, and the Offeror has so amended the terms of the Offer, then the Board of Directors shall immediately reaffirm this Agreement and its recommendation of the Offer by press release and an updated Directors’ Circular and Schedule 14D, if required. The Offeror and its advisors shall be given an opportunity to review and comment on the press release and updated Directors’ Circular and Schedule 14D-9 prior to its filing, release or printing, as applicable. In the event an Alternative Transaction is announced or publicly made by a party other than the Offeror and such Alternative Transaction is an unsolicited take-over bid, notwithstanding the foregoing, the Offeror may, not less than three (3) Business Days after such offer is made or publicly announced, request and the Board of Directors of the Company shall, within two (2) Business Days following such request, reaffirm this Agreement and its recommendation regarding the Offer;

(e)                                  the Company acknowledges and agrees that each successive material modification to any Alternative Transaction that may lead to or constitute a Superior Proposal shall require an additional notice by the Company under Section 2.5(a) and an opportunity to make adjustments to the Offer under Sections 2.5(b) and 2.5(c) provided however that the notice period shall be three (3) Business Days;

(f)                                    the Company shall ensure that the Company Representatives are aware of the provisions of this Section 2.5 and the Company shall be responsible for any breach of this Section 2.5 by any of the Company’s Representatives; and

(g)                                 nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or equivalent as required by applicable Securities Laws to an Alternative Transaction that it determines is not a Superior Proposal. The Offeror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

2.6          Company Support of the Offer

The Company agrees to take all reasonable actions to cooperate with the Offeror in making the Offer and to support and facilitate the success of the Offer and shall provide such information and assistance as the Offeror or its agents may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to the Shareholders and to such other Persons as are entitled to receive the Offer under the Securities Laws, including delivering or causing to be delivered to the Offeror: (a) as soon as practicable following the date of this Agreement, a list (in electronic form or mailing labels, if requested by the Offeror) of all registered holders of Shares and Options, a list of participants in book based nominee registration systems such as CDS & Co. and CEDE & Co., showing the name and address of each holder and the number of Shares or Options, as the case may be, held by each such holder, and the names of any non-objecting beneficial holders of Shares, all as shown on the records of the Company or its transfer agent as of a date as current as practicable prior to the date of delivery of such lists; and (b) from time to time, at the request of the Offeror, acting reasonably, supplemental lists setting out any changes from the lists referred to in clause (a), and together with such other information as may be reasonably requested by the Offeror in order to be able to communicate the Offer or prepare for Bid Circular in accordance with applicable Securities Laws. All the lists to be provided above shall be in electronic form. The Company represents, warrants and covenants that the information provided by the Company to the Offeror for inclusion in the Bid Circular will be true, complete and correct in all material respects as at the date of the Bid Circular and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company will provide the Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by the Offeror. The Company shall also take all reasonable actions in accordance with Applicable Laws to cooperate with, support and facilitate the Offeror making the Offer in any jurisdiction as the Offeror may deem appropriate if the Offeror in its discretion chooses to make the Offer available in such jurisdiction.

2.7          Outstanding Stock Options

(a)                                  The Company and the Offeror agree that:

(i)                                     the Company may permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options effective immediately prior to the Expiry Time, including by causing the vesting thereof to be accelerated and by way of cashless exercise and settlement of such Options for Shares, which exercise may be conditional upon the Offeror announcing its intention to take up and pay for Shares under the Offer, and

(ii)                                  the Company may establish such procedures as are desirable or necessary to carry out such cashless share settlement exercise.

(b)                                 The Company shall use its commercially reasonable efforts to cause all holders of Options to conditionally exercise such Options as described in Section 2.7(a) not later than five (5) Business Days prior to the Initial Expiry Time of the Offer (and not withdraw), to the appropriate person(s) all such documents as may be necessary or desirable to effect tender of the Shares to be issued as a result of such conditional exercise of Options to the Offer.

2.8          Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Shares, excluding Shares held at the date of the Offer by or on behalf of the Offeror, or an Affiliate or associate of the Offeror, the Offeror may, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to the statutory right of acquisition pursuant to Section 206 of the CBCA (the “Compulsory Acquisition”). If that statutory right of acquisition is not available or Offeror chooses not to avail itself of such statutory right of acquisition, Offeror covenants that it will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer as soon as practicable, but in any event, not later than 120 days after the Expiry Time for consideration per Share at least equal in value to the consideration paid by the Offeror under the Offer. The Company agrees that, upon the Offeror taking up and paying for more than a simple majority of the outstanding Shares (on a Diluted Basis) under the Offer, it will assist the Offeror in acquiring the balance of the Shares by such means as may be determined by the Offeror, including by way of amalgamation, statutory arrangement, capital reorganization or other transaction of the Company and the Offeror or an Affiliate of the Offeror (a “Subsequent Acquisition Transaction”) for consideration per Share at least equal in value to the consideration paid by the Offeror under the Offer.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

3.1          Representations and Warranties

The Offeror hereby represents and warrants to the Company as set forth in Section 9.2 and Schedule 3 to this Agreement, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2          Survival of Representations and Warranties

The representations and warranties of the Offeror contained in this Agreement shall remain in effect during the term of this Agreement, and shall expire upon the completion or expiration of the Offer or the termination of this Agreement for any reason

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1          Representations and Warranties

The Company hereby represents and warrants to the Offeror as set forth in Section 9.3 and Schedule 4 to this Agreement, and acknowledges that the Offeror is relying upon such representations and warranties in connection with entering into and carrying out its obligations under this Agreement.

4.2          Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall remain in effect during the term of this Agreement, and shall expire upon the completion or expiration of the Offer or the termination of this Agreement for any reason. No investigations made by or on behalf of the Offeror or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Company herein or pursuant hereto.

ARTICLE 5
CONDUCT OF BUSINESS

5.1          Conduct of Business by the Company

The Company (which term for the purposes of this Section 5.1 includes each of its Subsidiaries) covenants and agrees that, during the period from the date of this Agreement until this Agreement is terminated by its terms, unless the Offeror, acting reasonably, shall otherwise agree in writing, and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)           the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and consistent with past practice and in compliance with applicable Laws. The Company shall use all reasonable efforts to maintain and preserve its business organization, goodwill, presence and keeping in good standing all its real property interests, mining rights, claims, concessions, exploration permits, prospecting permits, other property, assets, mineral or proprietary interests or rights or claims, to keep available the services of its officers and Employees and to maintain satisfactory relationships with its suppliers, service providers, distributors, customers and others having business relationships with the Company, and shall not make any adverse material change in the business, assets, liabilities, operations, capital or affairs of the Company, in particular, with respect to the nature and progress with respect to its various mining rights, concessions, claims and related options;

(b)           the Company shall not directly or indirectly do or permit to occur any of the following:

(i)            amend the Company Governing Documents or any Material Contract;

(ii)           declare, pay or set aside for payment any dividend or other distribution of any kind (whether in cash, shares, property or otherwise) in respect of Shares or other securities of the Company;

(iii)          issue, sell or pledge or agree to issue, sell or pledge any Shares or other securities of the Company, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Shares, other than Shares issuable pursuant to the terms of the Options outstanding on the date hereof; as disclosed in the Company Disclosure Letter and pursuant to Article 9 hereunder;

(iv)          redeem, purchase or otherwise acquire any of its outstanding Shares or other securities;

(v)           split, consolidate, combine or reclassify any of its Shares;

(vi)          adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Company;

(vii)         reduce the stated capital of the Company;

(viii)        adopt a Rights Plan, including but not limited to those defensive tactics referred to in National Policy 62-202;

(ix)           reorganize, amalgamate or merge the Company with any other Person; or

(x)            enter into or modify any Contract to do any of the foregoing;

(c)           without limiting the generality of Section 5.1(a), the Company shall not directly or indirectly do any of the following;

(i)            sell, pledge, option, license, lease, dispose of or permit an Encumbrance over or in respect of any of its assets, except in respect of assets other than mining concessions in the ordinary course of business (subject to a maximum value of $500,000 per individual asset and an aggregate maximum value of all assets of $1,000,000);

(ii)           except for planned acquisitions or investments as set out in the Company Disclosure Letter, acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) another Person or division thereof or make any investment either by purchase of shares or securities, contribution of capital (other than to wholly- owned Subsidiaries), property transfer or purchase of any property or assets of any other Person or division thereof, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice;

(iii)          exercise the option under the Toromocho Option Agreement: (A) at any time before the expiry of the 36th day after the commencement of the

Offer, and (B) at any time after the Offeror has announced that all conditions to the Offer have been either waived or satisfied. In addition, the Company shall not exercise the option under the Toromocho Option Agreement unless it has provided the Offeror with a written notice of its intention to exercise at least ten (10) Business Days before the exercise of the option and, and during such ten (10) Business Days, the Company will consult with the Offeror in respect of such proposed exercise and the Company will act reasonably in taking into consideration the views and advice of the Offeror in respect of such proposed exercise. The Offeror shall provide a response to the notice of intention to exercise to the Company within a reasonable period of time and in any event not later than fifteen (15) Business Days after receipt of the notice of intention to exercise.;

(iv)          incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for or agree to indemnity the obligations of any other Person (other than in respect of the Company or one of its Subsidiaries) or make any loans or advances, except in the ordinary course of business;

(v)           except for planned expenditures as set out in the Company Disclosure Letter, expend or commit to expend any amounts with respect to: (A) capital expenses except in the ordinary course of business (subject to a maximum of $1,000,000 per expenditure and an aggregate maximum of all expenditures of $5,000,000) or (B) acquisition of capital assets or group or related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $5,000,000;

(vi)          except as set out in the Company Disclosure Letter, discharge or satisfy any material Claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Financial Statements or of liabilities incurred since December 31, 2006 in the ordinary course of business;

(vii)         except as contemplated by the Company Disclosure Letter, (i) waive, release, relinquish, grant or transfer any rights of material value including mining rights, concessions, claims and related options; (ii) modify, amend or change in any respect any existing Material Contract or any material Permit, including mining rights, concessions, claims and related options; or (iii) allow, whether directly or indirectly and whether by action or failure to act, any of the foregoing to occur;

(viii)        enter into or renew any Contract or transaction (i) containing (A) any limitation or restriction on the ability of the Company or, following completion of the transactions contemplated hereby, the ability of the Offeror or its Subsidiaries, to engage in any type of activity or business.

(B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or, following consummation of the transactions contemplated hereby, all or any portion of the business of Offeror or its Subsidiaries, is or would be conducted, or (C) any limit or restriction on the ability of or, following completion of the transactions contemplated hereby, the ability of the Offeror or its Subsidiaries, to solicit customers or employees, (ii) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement, or (iii) that involves or would reasonably be expected to involve payments in excess $100,000 in the aggregate over the term of the contract and that is not terminable within 30 calendar days of the Take-Up Date without payment by the Offeror or its Subsidiaries;

(ix)           commence, settle or assign any rights relating to any litigation, proceeding, Claim, action, assessment, or investigation involving the Company before any Government Authority other than Claims settled in the ordinary course of business, consistent with past practice that involves solely monetary damages not in excess of $100,000 individually and $500,000 in the aggregate;

(x)            authorize, recommend or propose any release or relinquishment of any contractual right;

(xi)           waive, release, grant or transfer any rights of value or modify or change any existing material licence, lease, contract or other document; or

(xii)          authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)           the Company shall use its commercially reasonable efforts to cause the current insurance (or re insurance) policies of the Company to remain in force or renewed and not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)           the Company shall not increase any coverage or premiums under any directors’ and officers’ insurance policy or implement or enter into any new policy provided, that the Company may purchase a ‘trailing” or “run-off’ rider or endorsement allowing Claims to be reported for 6 years after the Expiry Time under the Company’s existing directors’ and officers’ insurance policy by making a one-time reasonable payment in respect of such coverage;

(f)            the Company shall not take any action or omit to take any action that would render, or that reasonably may be expected to render any representation or warranty made by it in this Agreement to be misleading or untrue in any material respect or that would or would likely lead to a breach in any material respect of any of the Company’s representations or warranties as set forth in this Agreement;

(g)           the Company shall not take any action or omit to take any action which would cause, or which reasonably may be expected to cause, any condition of the Offer not to be satisfied or would or which reasonably may be expected to render the transactions (including the Offer, the Subsequent Acquisition Transaction and the Compulsory Acquisition) contemplated by this Agreement incapable of completion or materially more difficult to complete;

(h)           the Company shall not create any new Officer Obligations, and the Company shall not grant to any officer, director or Employee an increase in compensation in any form (including any bonuses or salary increases), make any loan to any officer, director or Employee, take any action with respect to the grant of any severance, retention or termination remuneration arising from the Offer or a change of control of the Company, enter into or modify any employment agreement with any officer, director or Employee or enter into any other agreement with respect to any increase of benefits payable under its current severance, retention or termination remuneration or any other policies, except to give effect to practices regarding employee wages and benefits in the normal course consistent with past practices;

(i)            the Company shall duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws, including corporate Laws and Securities Laws but before any such filing, the Company shall consult with the Offeror and provide the Offeror with a copy of the draft form, report, schedule, statement or document, as applicable, for the Offeror’s comment;

(j)            the Company shall not adopt, amend or waive any performance or vesting criteria, accelerate vesting, exercisability or funding or make any contribution to any bonus, profit sharing, Stock Option Flan or any stock option thereunder, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of Employees, except (i) as contemplated in this Agreement or (ii) as is necessary to comply with applicable Law;

(k)           the Company shall not make any changes to existing accounting policies other than as required by applicable Law or by Canadian GAAP;

(l)            the Company shall:

(i)                                     duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)           timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it;

(iii)          not make or rescind any material election relating to Taxes;

(iv)          not make a request for a tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)                                 not settle or compromise any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)                              not change any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income Tax Return for its tax year most recently ended, except as may required by applicable Laws;

(m)          not engage in any transaction with any related parties other than with wholly-owned Subsidiaries;

(n)                                 not commit to or enter into any new arrangements, or modify any existing arrangements, between the Company and any Shareholder owning or controlling more than 5% of the outstanding securities of any class of the Company;

(o)                                 not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments; and

(p)                                 except as permitted under this Agreement, not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

ARTICLE 6
COVENANTS OF THE COMPANY AND THE OFFEROR

6.1          Notice of Material Change

From the date hereof and until the termination of this Agreement, the Company shall promptly notify the Offeror in writing of:

(a)           the occurrence of or impending or anticipated occurrence of any Material Adverse Change;

(b)                                 any facts or circumstances which would or would likely cause the Company’s representations and warranties set forth in this Agreement to be misleading or untrue in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Change qualification already contained within such representation or warranty) or which would or would likely lead to a breach in any material respect of any of the Company’s covenants or obligations set forth in this Agreement or the failure of the Company to comply with or satisfy any condition or agreement to be satisfied prior to the Effective Time;

(c)                                  any governmental or third party complaints, investigations, allegations, Claims, discussions or hearings which could be material and adverse to the business, operation, prospects or financial condition of the Company (on a consolidated basis) or in relation to the transactions contemplated in this Agreement or communications indicating that the same may be threatened or contemplated; or

(d)           The Company shall notify the Offeror concerning any material discussions or negotiations between the Company and any Governmental Authority or private party relating to the Toromocho Project or the rights or obligations of the parties under the Toromocho Option Agreement, the Corona Option Agreements and the Austria – Duraz Agreement and shall provide additional information concerning such negotiations or discussions as may be reasonably requested by the Offeror.

6.2          Shareholder Claims

The Company shall notify the Offeror of any Claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company prior to the Effective Time. The Company shall consult with the Offeror prior to settling such Claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise any such Claim prior to the Effective Time without the prior written consent of the Offeror.

6.3          Non-Completion Fee

(a)           The Company shall pay to the Offeror or as Offeror directs in writing as liquidated damages for the Offeror’s rights under this Agreement the sum of twenty one million ($21,000,000) (the “Non-Completion Fee”) if:

(i)            this Agreement is terminated in the circumstances set out in Section 8.1(d), 8.1(e), 8.1(f) or 8.1(g);

(ii)           this Agreement is terminated pursuant to Section 8.1(h) as a result of the Company being in default of any of its covenants or obligations contained in Section 2.5 or Section 6.4 of this Agreement;

(iii)          on or after the date hereof and prior to the Expiry Time, an Alternative Transaction is publicly announced or any person has publicly announced an intention to make such Alternative Transaction, and such Alternative Transaction either:

(A)          has been accepted by the Board or Directors; or

(B)           has not expired, nor been withdrawn nor been publicly abandoned and (x) the Offer is not completed as a result of the Minimum Condition not having been met, and (y) the person or company that made such Alternative Transaction acquires, directly or indirectly, more than 66 2/3% of the issued and outstanding Shares within 12 months of the date of this Agreement,

For greater certainty, the Company shall not be obligated to make more than one payment under this Section 6.3 if one or more of the events specified herein occurs.

(b)           The Non-Completion Fee shall be due: (i) in the case of the circumstances specified in Section 6.3(a)(i) and 6.3(a)(ii) forthwith (and in any event within three (3) Business Days) following the termination of this Agreement, but prior to or concurrently with termination in the case of a termination pursuant to Sections 8.1(f) or 8.1(g); and (ii) in the case of the circumstances specified in Section 6.3(a)(iii), prior to or concurrently with the date on which the Alternative Transaction is accepted by the Board of Directors or prior to or concurrently with such acquisition of more than 66 2/3% of the issued and outstanding Shares, Such payment shall be made by the Company to the Offeror in immediately available funds in Vancouver, British Columbia to an account designated by the Offeror; and

(c)           The Company acknowledges that the amount set out in Section 6.3(a) in respect of the Non-Completion Fee represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

6.4          Non-Solicitation

(a)           The Company and its Subsidiaries shall, and shall cause their respective Employees, directors and officers, the Financial Advisor, counsel or other representatives or agents, directly or indirectly:

(i)            to immediately cease and terminate any existing discussions or negotiations, if any, with any third party or any agent or representative of any third party in respect of an Alternative Transaction and close and restrict any further access to its electronic data room or the provision of any other confidential information to any other Person (other than the Offeror hereunder) and within three (3) Business Days following the date hereof request the return or destruction of all confidential information previously provided to any other Person in connection therewith. The Company shall immediately advise the Offeror orally and in writing of any response or action by any such party which could reasonably hinder, prevent or delay or otherwise adversely affect the compliance with the foregoing request or the completion of the Offer;

(ii)           not to solicit, initiate or encourage any Alternative Transaction;

(iii)          not to participate in any discussions or negotiations with any Person (other than the Offeror and its Subsidiaries and their respective directors, officers, Employees, agents, the Financial Advisor, counsel or other representatives) in respect of any Alternative Transaction; and

(iv)          not to otherwise co-operate in any way with any effort or attempt by any other person to do or seek to do any of the foregoing prohibited actions;

provided, however, that nothing contained in this Section 6.4 or any other provision of this Agreement shall prevent the Board of Directors from fulfilling its fiduciary duties with respect to an unsolicited bona fide Alternative Transaction once the Board of Directors has in good faith determined (after receiving advice from the Financial Advisor and its outside legal counsel) that such Alternative Transaction would, if consummated in accordance with its terms, result in a Superior Proposal, notwithstanding that such Alternative Transaction is subject to a due diligence condition.

(b)           The Company shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement, except to allow such person to propose confidentially to the Board of Directors a Superior Proposal, provided in any case that the remaining provisions of this Agreement are complied with.

(c)           The Company shall ensure that the Company Representatives are aware of the provisions of this Section 6.4, and the Company shall be responsible for any breach of this Section 6.4 by any of the Company’s Representatives.

6.5          Board of Directors of the Company

Immediately following the acquisition pursuant to the Offer by the Offeror of at least such number of Shares representing at least a majority of the then outstanding Shares, and from time to time thereafter, the Company shall co-operate with the Offeror and upon request, use reasonable efforts subject to the provisions of the CBCA, to secure the resignations of such number of Company directors as may be required to enable the Offeror to designate such number of Directors as is proportionate to the percentage of outstanding shares owned by the Offeror.

6.6          Pre-Acquisition Reorganization

Upon request by the Offeror, the Company shall (i) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations: (A) does not result in any breach by the Company of any existing contract or commitment of the Company or any Law; (B) is not prejudicial to the Company in any material respect; (C) does not result in any breach by the Company of any of its covenants, representations or warranties under this Agreement (unless the Offeror has waived such breach in respect of such request) and is not materially prejudicial to the Shareholders. The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Expiry Time. Upon receipt of such notice, the Offeror and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The completion of any such Pre-Acquisition Reorganization shall be effected immediately prior to any take-up by the Offeror of Shares tendered to the Offer. In the event that Offeror does not take up and pay for the Shares deposited under the Offer, Offeror will reimburse the Company for all direct and indirect costs and liabilities of the Company incurred in connection with the Pre-Acquisition Reorganization (including implementation costs, employment costs, Taxes, costs, including incremental Tax costs, incurred to unwind any such transaction and expenses for filing fees and legal, accounting and other advisers), if any.

6.7          Accuracy of Representations

The Offeror covenants and agrees that the Offeror shall not take any action, or fail to take any action, within its control which would result in any representation and warranty set out in Article 3 being untrue in any material respect at any time while the Offer is outstanding.

6.8          Directors’ and Officers’ Insurance

From and after the Effective Time, the Offeror agrees that for the period from the Expiry Time until six (6) years after the Expiry Time, the Offeror will cause the Company or any successor to the Company to use commercially reasonable efforts to maintain (if not already purchased by the Company as permitted under Section 5.1(e)) a “trailing” or “run-off” directors’ and officers’ liability insurance, rider or endorsement providing continuity for such Persons on terms comparable to those contained in the Company’s current insurance policies. In the event that such amount is insufficient for such rider or endorsement, the Company may enter into an agreement to spend up to that amount to purchase such other rider or endorsement as may be obtained with such amount. From and after the Effective Time, the Offeror shall cause the Company (or its successor) to, indemnify the current and former directors and officers of the Company and its Subsidiaries to the fullest extent to which the Company is permitted to indemnify such officers and directors under its charter, by laws, any existing contracts of indemnity and under applicable Law.

ARTICLE 7
MUTUAL COVENANTS

7.1          Additional Agreements and Filings

Subject to the terms and conditions herein provided, each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to co-operate with each other in connection with the foregoing, including using reasonable efforts:

(a)                                  to obtain all necessary waivers, consents and approvals from other parties to the Material Contracts identified in the Company Disclosure Letter;

(b)                                 to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law;

(c)                                  to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(d)                                 to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby;

(e)                                  to effect all necessary registrations and other filings and submissions of information requested by Government Authorities or required under any applicable Securities Laws, or any other Law relating to the transactions contemplated herein; and

(f)                                    to fulfil all conditions and satisfy all provisions of this Agreement and the Offer.

7.2          Regulatory Approvals

(a)           Without limiting the generality of Section 7.1, the Offeror will take all actions commercially reasonable to obtain the PRC Approval and make any other filing related thereto as may be appropriate and advisable as promptly and as reasonably practicable in order to fulfil the relevant conditions of the Offer and the Offeror will use its reasonable commercial efforts to pursue and obtain such PRC Approval.

(b)           Each of the Offeror and the Company shall promptly notify the other if at any time before the Expiry Time it becomes aware that the Bid Circular, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws in connection with the Offer contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Bid Circular, the

Directors’ Circular, such application, registration, consent, circular, approval or filing, and the Offeror and the Company shall co-operate in the preparation of any amendment or supplement to the Bid Circular, the Directors’ Circular, application, registration, consent, circular, approval or filing, as required.

7.3                               Access to Information

Subject to the confidentiality obligation hereunder, the Company shall afford the Offeror’s officers, Employees, counsel, accountants and other authorized representatives and advisers reasonable access, during normal business hours and at such other time or times as the Offeror may reasonably request from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, the Company shall furnish promptly to the Offeror in writing all information concerning its business, properties and personnel as the Offeror or its representatives may reasonably request. The Company further agrees to assist the Offeror in all reasonable ways in any investigations which it may wish to conduct. Any investigation by the Offeror and its representatives after the date of this Agreement shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement or any document or certificate given pursuant hereto.

7.4                               Required Securities Law Approvals

The Offeror will promptly take such action, including obtaining any exemption orders, consent or approvals or filing any such documents, as may be required under applicable Securities Laws to permit the Offeror to make the Offer and perform the Offeror’s other obligations hereunder, and the Company shall co-operate in good faith in connection with any such action by the Offeror.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1                               Termination

This Agreement may be terminated by written notice given to the other party, at any time prior to completion of the transactions contemplated hereby:

(a)                                  by mutual written consent of the Company and the Offeror;

(b)                                 by the Company, if the Take-up Date has not occurred within 120 days of the Latest Mailing Time (the “Offer Deadline”) (other than as a result of the conditions set out in paragraphs (e), (f), (h), (i) or (j) of Schedule 2.1 (a) not being satisfied); provided, however, that if the Offeror’s take-up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this

Agreement shall not be terminated by the Company pursuant to this Section 8.1 until the earlier of (A) 120 days after the Offer is commenced and (B) the 5th Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(c)                                  by the Offeror, if any condition of the Offer set forth in Schedule 2.1(a) is not satisfied or waived by the Expiry Time;

(d)                                 by the Offeror if: (i) the Board of Directors or any committee thereof fails to publicly recommend the Offer or withdraws, modifies or changes its recommendation in favour of the Offer; (ii) the Board of Directors or any committee thereof approves or recommends acceptance of an Alternative Transaction, whether before or after the making of the Offer by the Offeror by mailing of the Bid Circular; or (iii) the Board of Directors of the Company or any committee thereof publicly proposes to do any of the foregoing;

(e)                                  by the Offeror, if the Board of Directors or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within two (2) Business Days of any written request to do so from the Offeror in the circumstances set out in Section 2.5(d);

(f)                                    by the Company, if the Company, having complied with the requirements of Section 2.5 and provided that the Company has not breached any of its covenants, agreements or obligations in this Agreement in any material respect, proposes to enter into a definitive agreement with respect to a Superior Proposal or change its approval or recommendation of the Offer or both, provided that the Company has previously or concurrently will have paid the Offeror the Non-Completion Fee;

(g)                                 by either the Offeror or the Company, if the Offeror has been notified in writing by the Company of an Alternative Transaction which constitutes a Superior Proposal in accordance with Section 2.5 and: (i) the Offeror does not amend the Offer within the time contemplated for providing the notice under Section 2.5(c); or (ii) the Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that after the lapse of such period the Alternative Transaction continues to be a Superior Proposal in comparison to the amended Offer of the Offeror;

(h)                                 by the Offeror, if there has been a breach or non-performance by the Company of a material obligation or covenant contained in this Agreement or if any representation or warranty of the Company contained in this Agreement is or has become untrue or incorrect after the date hereof in each case such that the condition contained in Schedule 2.1 (a) would not be satisfied and such breach; non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of the Expiry Time, or such date which is fifteen (15) days from the date of notice of such breach from the Offeror, and the Expiry Time;

(i)                                     by the Company, if there has been a material breach or non-performance by the Offeror of a material obligation or covenant contained in this Agreement or if any representation or warranty of the Offeror contained in this Agreement is or has become untrue or incorrect in any material respect after the date hereof and such breach, non-performance or untruth or incorrectness is not curable or, if curable, is not cured by the earlier of such date which is fifteen (15) days from the date of notice of such breach from the Company, and the Expiry Time (or any extension of the Expiry Time made within such fifteen (15) day period);

(j)                                     by the Offeror, if the Offeror is not obligated pursuant to Section 22 to make the Offer; or

(k)                                  by the Company, if the Offeror does not mail the Offer within the time prescribed by Section 2.1 or if the Offer does not comply with the provisions hereof in any material respect, unless as permitted by this Agreement

8.2                               Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect, and there shall be no obligation on the part of the Offeror or the Company hereunder except as set forth in Article 1 (but excluding Section 1.9), Section 6.3, Article 9, Section 10.11 and this Section 8.2, which provisions shall survive the termination of this Agreement. In the case of termination, nothing herein shall relieve any party from liability for any breach of any covenant, agreement, representation or warranty under this Agreement. For greater certainty, the compensation or damages to be paid to the Offeror pursuant to Section 6.3 is the Offeror’s sole remedy in compensation or damages for a breach of the Agreement relating to the matters described in Sections 2.5, 6.3 and 6.4; provided, however, that nothing contained in this Section 8.2, and no payment of an amount under Section 6.3, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

8.3                               Amendment

This Agreement may be amended by mutual agreement in writing between the parties.

8.4                               Waiver

Each of the Offeror, on the one hand, and the Company, on the other hand, may:

(a)                                  extend the time for the performance of any of the obligations or other acts of the other;

(b)                                 waive compliance with the other’s agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c)                                  waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9
PRIVATE PLACEMENT

9.1                               Subscription

The Offeror hereby irrevocably subscribes for and agrees to purchase 13,200,000 Shares (the “Subscription Shares”) from the Company and the Company hereby agrees to sell and issue to the Offeror the Subscription Shares at a subscription price of US$4.99 per Share (for a total subscription price of US$65,868,000 for the Subscription Shares (the “Subscription Price”)), on the terms set out in this Article 9.

9.2                               Representations, Warranties, Covenants and Acknowledgements of the Offeror

In connection with the subscription for the Subscription Shares under this Article 9, the Offeror represents and warrants to the Company on the date hereof and on the Subscription Closing Date and acknowledges that the Company is relying thereon that:

(a)                                  the Offeror is an accredited investor (“Accredited Investor”) as such term is defined in National Instrument 45-106 “Prospectus and Registration Exemptions” (“NI 45-106”);

(b)                                 the Offeror is subscribing for the Subscription Shares for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resell or otherwise distribute the Subscription Shares in violation of NI 45-106, and the subscription hereunder constitutes a legal and binding obligation of the Offeror;

(c)                                  the Offeror has been advised to consult its own legal advisors with respect to trading in the Subscription Shares when issued and with respect to the resale restrictions imposed by the Securities Laws of the jurisdiction in which the Offeror resides and other applicable securities laws, and acknowledges that no representation has been made respecting the applicable hold periods imposed by the Securities Laws or other resale restrictions applicable to such securities which restrict the ability of the Offeror to resell such securities, that the Offeror is solely responsible to find out what these restrictions are and the Offeror is solely responsible (and the Company is in no way responsible) for compliance with applicable resale restrictions and the Offeror is aware that it may not be able to resell such securities except in accordance with limited exemptions under the Securities Laws and other applicable securities laws;

(d)                                 the Offeror was not formed, and the address of the Offeror as set forth herein was not created, for the purpose of subscribing for the Subscription Shares;

(e)                                  the Offeror is not a US Person (as defined in Regulation S under the US Securities Act, and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a US Person;

(f)                                    the applicable representative of the Offeror was outside the United States at the time it received the offer to purchase the Subscription Shares, and this Agreement was executed on behalf of the Offeror outside the United States;

(g)                                 the Offeror will not offer, sell or otherwise dispose of the Subscription Shares in the United States or to a US Person unless such offer, sale or disposition is made in accordance with the US Securities Act and the securities laws of all applicable states of the United States;

(h)                                 the Offeror acknowledges and consents to the placement of the following legend on the certificate evidencing the Subscription Shares issued to the Offeror:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE],

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”;

(i)                                     the Offeror is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this subscription for the purchase of the Subscription Shares, to subscribe for and purchase the Subscription Shares as contemplated herein and to carry out and perform all of its obligations under the terms hereof;

(j)                                     the Offeror has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the subscription for the Subscription Shares and if any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Subscription Shares, the Offeror covenants to indemnify and hold harmless the Company with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(k)                                  the representations in sections 1, 2 and 3 of Schedule 3 hereto are true and correct;

(1)                                  the Offeror confirms that:

(i)                                     it is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Offeror is resident (the “International Jurisdiction”) which would apply to the acquisition of the Subscription Shares, if any;

(ii)                                  is purchasing the Subscription Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the international Jurisdiction or, if such is not applicable, the Offeror is permitted to purchase the Subscription Shares under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption;

(iii)                               confirms that the applicable securities laws of the Authorities in the International Jurisdiction do not require the Company to make any filings or seek any approvals of any nature whatsoever from any of the Authorities in the International Jurisdiction in connection with the issue and sale or resale of the Subscription Shares; and

(iv)                              the purchase of the Subscription Shares by the Offeror does not trigger:

(A)                              an obligation to prepare and file a registration statement, prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction; or

(B)                                continuous disclosure reporting obligations of the Company in the International Jurisdiction; or

(C)                                the Offeror will, if requested by the Company, comply with such other requirements as the Company may reasonably require;

(m)                               the subscription by the Offeror hereunder, the performance and compliance with the terms hereof and the completion of the transactions described herein by the Offeror will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Offeror, the Securities Laws or any other laws applicable to the Offeror, any agreement to which the Offeror is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Offeror;

(n)                                 if required by applicable Securities Laws or the Company, the Offeror will execute, deliver and file or assist the Company in filing such reports, undertakings and other documents with respect to the issue and/or sale of the Subscription Shares as may be required by the Securities Authorities;

(o)                                 the Offeror has not received or been provided with a prospectus or an offering memorandum, within the meaning of the Securities Laws, or any sales or advertising literature in connection with the subscription for the Subscription Shares;

(p)                                 the subscription for the Subscription Shares has not been made through or as a result of, and the distribution thereof is not being accompanied by, any advertisement, including without limitation, printed public media, radio, televisions or telecommunications, including electronic display, or as part of a general solicitation;

(q)                                 there are risks associated with the purchase of and investment in the Subscription Shares and the Offeror is knowledgeable and or experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in the Subscription Shares and fully understands the restrictions on resale of the Subscription Shares and is capable of bearing the economic risk of the investment;

(r)                                    the funds representing the Subscription Price which will be advanced by the Offeror to the Company hereunder, as applicable, will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and the Offeror acknowledges that the Company may in the future be required by law to disclose the Offeror’s name and other information relating to this subscription and the Offeror’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge (a) none of the subscription funds to be provided by the Offeror (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Offeror, and (b) it shall promptly notify the Company if the Offeror discovers that any of such representations ceases to be true, and to provide the Company with appropriate information in connection therewith; and

(s)                                  the Offeror acknowledges that the subscription under this Agreement, and the schedules hereto, require the Offeror to provide certain personal information to the Company. Such information is being collected by the Company for the purposes of completing the sale and issuance of Subscription Shares, which includes, without limitation, determining the Offeror’s eligibility to purchase the Subscription Shares under the Securities Laws and other applicable securities laws, preparing and registering certificates representing the Subscription Shares to be issued to the Offeror and completing filings required by any stock exchange or securities regulatory authority. The Offeror’s personal information may be disclosed by the Company to: (a) Securities Authorities, (b) the Canada Revenue

Agency, and (c) any of the other parties involved in the issue and sale of the Subscription Shares, including legal counsel and may be included in record books in connection with the subscription. By executing this Agreement, the Offeror is deemed to be consenting to the foregoing collection, use and disclose of the Offeror’s personal information.

9.3                               Representations and Warranties of the Company

In connection with the subscription for the Subscription Shares under this Article 9, the Company represents and warrants to the Offeror on the date hereof and on the Subscription Closing Date, and acknowledges that the Offeror is relying upon such representations and warranties that:

(a)                                  the representations and warranties of the Company in Schedule 4 hereto are true and correct;

(b)                                 the Subscription Shares subscribed for herein will be duly and validly issued and outstanding common shares in the capital of the Company registered in the name of the Offeror (or as it may direct in writing) on the Subscription Closing Date and upon receipt of the aggregate Subscription Price by the Company, such Subscription Shares will be fully paid and non-assessable;

(c)                                  the issue of the Subscription Shares by the Company hereunder does not and will not contravene, conflict with or result in a violation of the Company’s articles or by-laws or the terms of any agreement or instrument to which the Company is a party;

(d)                                 none of the Company, its affiliates (as defined under the US Securities Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares;

(e)                                  the Company, its affiliates and any person acting on its or their behalf have complied, and will comply (as defined under the US Securities Act), with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the US Securities Act) in connection with the offer and sale of the Subscription Shares; and

(f)                                    no order ceasing or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued and is outstanding against the Company or its directors, officers or promoters.

9.4                               Survival of Representations

The representations and warranties of the Offeror and the Company under Sections 9.2 and 9.3 respectively shall survive the closing of the transactions contemplated under this Article 9 for a period of one year from the date of such closing.

9.5                               Covenants of the Company

In connection with the issuance of Subscription Shares hereunder, the Company covenants and agrees with the Offeror that;

(a)                                  it will duly file all such reports, statements or other documents as may be necessary or desirable, and otherwise use its best efforts to maintain in good standing the Company’s status under the Securities Laws as a “reporting issuer” and the listing of its Shares on the TSX, AMEX and lima Stock Exchange;

(b)                                 the Company has obtained or by the Subscription Closing Date will have obtained the approval from the TSX, and AMEX for the listing and trading of the Subscription Shares on such exchanges effective from the Subscription Closing Date;

(c)                                  on the Subscription Closing Date and before closing of the purchase of the Subscription Shares, the Company shall deliver:

(i)                                     an officers’ certificate of the Company confirming that:

(A)                              the representations and warranties of the Company set forth in Section 9.3 hereof are true and accurate in all material respects;

(B)                                the Company shall have performed all obligations and covenants under this Article 9 in all material respects;

(ii)                                  a legal opinion from the Company’s counsel in the form acceptable to the Offeror in respect of the issuance of the Subscription Shares.

9.6                               Closing

Subject to there being no prohibition at laws in Canada and the United States against the completion of the subscription and issuance of the Subscription Shares and the transactions contemplated hereunder, the issuance of the Subscription Shares will be completed as soon as practicable after the approval of the TSX and the AMEX for the additional listing of the Subscription Shares, have been obtained by the Company (the “Subscription Closing Date”) but if by July 25, 2007, such regulatory approval has not been obtained, the obligations of the Offeror and the Company under this Article 9 shall terminate and the Offeror shall not acquire the Subscription Shares. The Offeror and the Company shall use their reasonable best efforts to obtain all such approvals and consents. The completion of the issuance and purchase of the Subscription Shares shall occur at the Company’s office in Vancouver at 2:00 p.m. (Vancouver Time) on the Subscription Closing Date.

9.7                               Payment of Subscription Price

The Offeror shall cause to be wire transfered to the US Dollar bank account of the Company in Canada the Subscription Price for the Subscription Shares on the Subscription Closing Date

against receipt by the Offeror or the Offeror’s counsel of a duly issued share certificate representing the Subscription Shares.

9.8                               Use of Proceeds

The Company covenants with the Offeror that the Company will transfer not leass than fifty five million (US$55,000,000) outside of Canada for use in relation to the operation of the Company and its Subsidiaries in Peru within two (2) weeks of the Subscription Closing Date.

ARTICLE 10
GENERAL PROVISIONS

10.1                        Disclosure

Except as expressly contemplated herein or as required by applicable Laws or by any Government Authority or Securities Authority, no party shall make any public announcement or statement with respect to this Agreement or the transactions contemplated herein without the approval of the other party, which approval shall not be unreasonably withheld or delayed. The parties agree to consult with each other prior to issuing any public announcement or statement with respect to this Agreement or the transactions contemplated herein.

10.2                        Notification of Certain Matters

Each Party shall give prompt notice to the others of: (i) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement; and (ii) any failure of such Party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

10.3                        Confidentiality

All information of a confidential nature relating to a party or its business that is disclosed to the other party in accordance with this Agreement or in connection with the Offer and the transactions contemplated hereunder shall be held in confidence by the receiving party and shall not be disclosed to any Person or the public except with the prior written consent of the disclosing party, acting reasonably. Such consent shall not apply to the disclosure of confidential information as required by applicable Law, provided that (a) only the confidential information that is legally required may be disclosed, and (b) the party making such disclosure as required by applicable Law shall consult with the party who disclosed the confidential information in accordance with this Agreement or in connection with the Offer and the transactions contemplated herein and co-operate with such party who disclosed the confidential information to obtain a protective order or other remedy.

10.4                        Replacement Transaction

If the Offeror determines, acting reasonably, that it is necessary or desirable to proceed with another form of transaction, including an amalgamation, arrangement or merger (a “Replacement Transaction”) whereby following completion of such Replacement Transaction, the Offeror would own or control 100% of the Shares or substantially all of the assets of the Company and its Subsidiaries, which Replacement Transaction would provide the Shareholders with cash consideration equal to the Offer and would not unduly delay completion of the acquisition of Shares, the Offeror will provide a written notice to the Company of its determination and upon receipt of such notice, the Company will use its best efforts to work with the Offeror to proceed with the Replacement Transaction and the Offeror and the Company shall work cooperatively and use commercially reasonable efforts to prepare and execute all documentation necessary to proceed with such Replacement Transaction (which documentation shall contain customary terms and conditions consistent, to the extent possible, with the terms and conditions herein).

10.5                        Remedies

Subject to Section 8.2, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

10.6                        Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and shall be given by personal delivery, facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not, then the next succeeding Business Day) unless actually received by the recipient after 4:00 p.m. (local time of recipient) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)                                  if to the Company:

Peru Copper Inc.
Suite 1050 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Attention:            J. David Lowell

Fax No.:           (604) 688-0094

with a copy to but not as notice to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2
Attention:         Paul M. Stein
Fax No.:           (416) 350-6949

(b)                                 if to the Offeror

Aluminum Corporation of China
No. 62 North
Xizhimen Street
100082 Beijing

Attention:         Mr. Xiao Yaqing
Fax No.:           (8610) 82298081

Attention:         Mr. Zhao Zhengang
Fax No.:           (8610) 82298596

with a copy to but not as notice to:

McCarthy Tétrault LLP

Suite 1300 – 777 Dunsmuir Street

Vancouver, British Columbia V7Y 1K2

Attention:         Joyce Lee

Fax No.:           (604)622-5628

10.7                        Entire Agreement

This Agreement constitutes the entire agreement between the parties, with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral.

10.8                        Enurement

This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and assigns.

10.9                        Third Parties

This Agreement shall not be interpreted or construed to give any other Person any right or recourse whatsoever against the Parties hereto.

10.10                 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties without the prior express written consent of the other party. Notwithstanding the foregoing provisions of this Section 10.10, the Offeror may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned Subsidiary of the Offeror, to a corporation which directly or indirectly wholly-owns the Offeror, or to a direct or indirect wholly-owned Subsidiary of such a corporation, provided that if such assignment takes place, the Offeror shall continue to be liable to the Company for any default in performance by the assignee. The Offeror may exercise such right of assignment at any time by giving a notice in writing to the Company.

10.11                 Expenses

Except as provided in Section 6.3, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fee, cost or expense, whether or not the Offer is consummated

10.12                 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13                 Counterpart Execution

This Agreement may be executed in any number of counterparts and may be delivered by facsimile transmission, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement effective as of the date hereof.

IN WITNESS WHEREOF, the Company and the Offeror have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PERU COPPER INC.

By:	/s/ J. David Lowell
Name: J. David Lowell
Title: Chairman

ALUMINUM CORPORATION OF CHINA

By:	/s/ Xiao Yaqing
Name: Mr. Xiao Yaqing
Title: President